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                                                                   EXHIBIT A

                                                                  NEWS RELEASE
CONTACT:  Joseph N. Stein, Chief Financial Officer
          (813) 298-2159



                                                           FOR IMMEDIATE RELEASE

              RALLY'S ANNOUNCES INTENT TO PURCHASE CHECKERS STOCK

LOUISVILLE, KY -- January 9, 1998 -- RALLY'S HAMBURGERS, INC., (RLLY:NASDAQ) today announced that it intends to acquire in open market purchases, from time to time, up to 1,000,000 shares of Common Stock of Checkers Drive-in Restaurants, Inc. (CHKR:NASDAQ). As previously announced by Rally's, on December 18, 1997, it purchased 19,100,960 shares of Checkers Common Stock from approximately 30 holders, including certain members of the Board of Directors of Rally's and Checkers.

William P. Foley, II, Chairman of the Board of Rally's and Checkers, stated:
"We believe the market has undervalued as a result, in part, of recent sales of Checkers Common Stock issued to acquire $3,225,102 of Checkers indebtedness. Rally's believes an increase in its Checkers holdings at the Checkers current market price is a good investment for Rally's and its stockholders."

Rally's Hamburgers, Inc., along with its franchisees, operates approximately 473 double drive-thru hamburger restaurants primarily in Midwestern United States. Checkers Drive-In Restaurants, Inc., along with its franchisees, operates approximately 480 double drive-thru hamburger restaurants primarily located in the Southeastern United States.
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